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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            Epoch Holding Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, $0.01 Per Share Par Value
------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                   29428R103
          -------------------------------------------------------
                                (CUSIP Number)

------------------------------------------------------------------------------

                              November 7, 2006
          -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                |X| Rule 13d-1(b)

                | | Rule 13d-1(c)

                | | Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------
CUSIP No. 29428R103
--------------------------------

-------------------------------------------------------------------------------

  1   NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                 General American Investors Company, Inc.
                 13-5098450
-------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                               (A) |_|
                                                                       (B) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
-------------------------------------------------------------------------------

               5  SOLE VOTING POWER

  NUMBER OF        1,666,667 shares of Common Stock
    SHARES
              -----------------------------------------------------------------
               6  SHARED VOTING POWER

 BENEFICIALLY
                        0
   OWNED BY
              -----------------------------------------------------------------
     EACH      7  SOLE DISPOSITIVE POWER

                   1,666,667 shares of Common Stock

  REPORTING
              -----------------------------------------------------------------
    PERSON     8  SHARED DISPOSITIVE POWER
     WITH:

                        0
-------------------------------------------------------------------------------

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,666,667 shares of Common Stock
-------------------------------------------------------------------------------

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN

      SHARES (SEE INSTRUCTIONS)                                            |_|
-------------------------------------------------------------------------------

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.8%
-------------------------------------------------------------------------------

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IV
-------------------------------------------------------------------------------

--------------------------------
CUSIP No. 29428R103
--------------------------------

ITEM 1.(a)     NAME OF ISSUER

Epoch Holding Corporation (the "Issuer")

ITEM 1.(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

640 Fifth Avenue
New York, NY 10019

ITEM 2.(a)     NAME OF PERSON FILING

General American Investors Company, Inc.

ITEM 2.(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

450 Lexington Avenue
Suite 3300
New York, NY  10017

ITEM 2.(c)     CITIZENSHIP

Delaware

ITEM 2.(d)     TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 Per Share Par Value, of the Issuer (the "Common Stock")

ITEM 2.(e)     CUSIP NUMBER

29428R103

ITEM 3.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

(b) [ ] Bank as defined in section 3(a)(6) of the Act(15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [X] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss240.13d-1(b)(1)(ii)E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss240.13d-1(b)1(ii)F;

(g) [ ] A parent holding company or control person in accordance with ss240.13d-1(b)1(ii)G;

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with ss240.13d-1(b)(1)(ii)(J).

--------------------------------
CUSIP No. 29428R103
--------------------------------

ITEM 4.     OWNERSHIP

(a)   Amount beneficially owned:

      1,666,667 shares of Common Stock*

(b)   Percent of class:

      7.8%*

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            1,666,667 shares of Common Stock*

      (ii)  Shared power to vote or to direct the vote:

      (iii) Sole power to dispose or to direct the disposition:

            1,666,667 shares of Common Stock*

      (iv)  Shared power to dispose or to direct the disposition:


*The shares of Common Stock reported as beneficially owned by the Reporting Person are shares of Common Stock which the Reporting Person has the right to acquire upon conversion of 10,000 shares of Series A Convertible Preferred Stock, $1.00 per share par value, of the Issuer.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Nor Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.    CERTIFICATION


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------
CUSIP No. 29428R103
--------------------------------

                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2006



                                   General American Investors Company, Inc.


                                   By:    /s/ Eugene S. Stark
                                       -------------------------------
                                       Name:  Eugene S. Stark
                                       Title: Vice-President, Administration